FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               August 16, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: August 16, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




Smith & Nephew plc recall of 185 implants



16 August 2007



Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces that following a packaging error at a subcontractor it has voluntarily withdrawn 185 of its BIRMINGHAM HIP* Resurfacing System implants which were manufactured in a small number of production batches.



Smith & Nephew have voluntarily withdrawn these implants and has notified the UK Medicines & Healthcare Products Regulatory Agency and the US Food & Drug Administration that it has done so.



These implants were incorrectly packaged by a subcontractor and as a result, different sizes of acetabular cup were mixed together. All hospitals and surgeons who have received these implants have either been notified or are in the process of being notified.



Smith & Nephew's investigation confirms that this problem is confined to a small number of batches. A number of implants have already been recovered in their packaging. The devices have been distributed to a number of countries, including the UK and the US.



Smith & Nephew are working closely with patients and surgeons to ensure that appropriate and immediate follow up takes place. Quality standards are an integral part of the way Smith & Nephew does business and we continue to vigorously pursue and enforce these standards.



Distribution of the BIRMINGHAM HIP Resurfacing product continues as normal and is meeting demand.





Enquiries



Investors/Analysts
Liz Hewitt                                          Tel:   +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs



Media
Jon Coles                                           Tel:   +44 (0) 20 7404 5959
Brunswick - London


US Media
Cindy Leggett-Flynn                                  Tel:  +1 (212) 333 3810
Brunswick - New York





About Smith & Nephew



Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.



Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 9,600 employees and operates in 31 countries around the world generating annual sales approaching $2.8 billion.



Forward-Looking Statements



This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.



All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



* Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.